Term sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
underlying supplement no. 7-I dated November 14, 2011 and
product supplement no. 6-I dated November 14, 2011	Term Sheet to Product Supplement 6-I Registration Statement No. 333-177923 Dated February 1, 2012; Rule 433

Structured Investments	$ Notes Linked to the S&P 500® Dividend Aristocrats Daily Risk Control 8% Excess Return Index due February 28, 2018

General

•	Senior unsecured obligations of JPMorgan Chase & Co. maturing February 28, 2018*
•	Cash payment at maturity of principal plus the Additional Amount, as described below
•	The notes are designed for investors who seek exposure to any appreciation of the S&P 500® Dividend Aristocrats Daily Risk Control 8% Excess Return Index over the term of the notes. Investors should be willing to forgo interest and dividend payments, while seeking payment of their principal in full at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Investing in the notes is not equivalent to investing in the S&P 500® Dividend Aristocrats Daily Risk Control 8% Excess Return Index or any of the equity securities underlying the Index.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes are expected to price on or about February 24, 2012 and are expected to settle on or about February 29, 2012.

Key Terms

Index:	The S&P 500® Dividend Aristocrats Daily Risk Control 8% Excess Return Index (the “Index”)
Payment at Maturity:

At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which will not be less than the Minimum Amount.

You are entitled to repayment of principal in full at maturity, subject to the credit risk of JPMorgan Chase & Co.

Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 × the Index Return × the Participation Rate, provided that the Additional Amount will not be less than the Minimum Amount.
Participation Rate:	At least 100%. The actual Participation Rate will be set on the pricing date and will not be less than 100%.
Index Return:	Ending Index Level – Initial Index Level
Initial Index Level
Minimum Amount:	At least $50.00 per $1,000 principal amount note. The actual Minimum Amount will be set on the pricing date and will not be less than $50.00 per $1,000 principal amount note.
Initial Index Level:	The Index closing level on the pricing date
Ending Index Level:	The Index closing level on the Observation Date
Observation Date*:	February 23, 2018
Maturity Date*:	February 28, 2018
CUSIP:	48125VMD9
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 6-I

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-16 of the accompanying product supplement no. 6-I, “Risks Factors” beginning on page US-1 of the accompanying underlying supplement no. 7-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $70.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $40.00 per $1,000 principal amount note. The concessions of approximately $40.00 per $1,000 principal amount note include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. In no event will the commission received by JPMS, which includes concessions and other amounts that may be allowed to other dealers, exceed $80.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-76 of the accompanying product supplement no. 6-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

February 1, 2012

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 6-I, underlying supplement no. 7-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 6-I dated November 14, 2011 and underlying supplement no. 7-I dated November 14, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 6-I and “Risk Factors” in the accompanying underlying supplement no. 7-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 6-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007596/e46161_424b2.pdf
•	Underlying supplement no. 7-I dated February 1, 2012: http://www.sec.gov/Archives/edgar/data/19617/000089109212000590/e47139_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

You may access additional information regarding the S&P 500® Dividend Aristocrats Daily Risk Control 8% Excess Return Index in the Strategy Guide at the following URL:

http://www.sec.gov/Archives/edgar/data/19617/000095010312000350/crt_dp28332-fwp.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

We may create and issue additional notes with the same terms as these notes, so that any additional notes will be considered part of the same tranche as these notes.

The S&P 500® Dividend Aristocrats Daily Risk Control 8% Excess Return Index

The Index is intended to provide a performance benchmark for large cap, blue chip companies within the S&P 500® Index that have followed a managed dividends policy of consistently increasing dividends every year for at least 25 years, while also seeking greater stability than and a reduction in the overall risk level relative to the S&P 500® Dividend Aristocrats Total Return Index (the “Base Index”). The Index utilizes the existing Base Index methodology, plus an overlying mathematical algorithm designed to control the level of risk of the Base Index by establishing a specific volatility target of 8% and dynamically adjusting the exposure to the Base Index based on its observed historical volatility.

The Index tracks the return of the Base Index over and above a short-term money market investment. In other words, the Index calculates the return on an investment in the Base Index where the investment was made through the use of borrowed funds. The Index is dynamically adjusted to target an 8% level of volatility. The return of the Index consists of two components: (1) the return on the position in the Base Index and (2) the associated borrowing costs of the investment funds, depending upon whether the position is leveraged or deleveraged. For example, if the exposure to the Base Index is 80%, the remaining 20% will not accumulate borrowing costs in the Index. If the leverage factor is greater than 100%, the full exposure will be charged borrowing costs, which are deducted from the Index. If the risk level reaches a threshold that is too high, the cash level is increased in order to maintain the target volatility of 8%. If the risk level is too low, then the Index will employ leverage to maintain the target volatility of 8%.

As an excess return index, the Index represents an unfunded position in the Base Index. The borrowing rate is generally based on a synthetically rolling 3-month bond, with reference to the 2-month and 3-month U.S. LIBOR rates.

For additional information about the Index, see “The S&P 500® Dividend Aristocrats Daily Risk Control Excess Return Indices” in the accompanying underlying supplement no. 7-I.

The level of the Index is published each trading day under the Bloomberg ticker symbol “SPXD8UE.”

JPMorgan Structured Investments —	TS-1
Notes Linked to the S&P 500® Dividend Aristocrats Daily Risk Control 8% Excess Return Index

Selected Purchase Considerations

•	POTENTIAL PRESERVATION OF CAPITAL AT MATURITY — Subject to the credit risk of JPMorgan Chase & Co., the payout formula allows you to receive at least your initial investment in the notes plus the minimum return if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 × the Index Return × the Participation Rate*, provided that this payment (the Additional Amount) will not be less than the Minimum Amount.
* The Participation Rate will be set on the pricing date and will not be less than 100%.
•	EXPOSURE TO THE S&P 500® DIVIDEND ARISTOCRATS DAILY RISK CONTROL 8% EXCESS RETURN INDEX — The return on the notes is linked to the performance of the S&P 500® Dividend Aristocrats Daily Risk Control 8% Excess Return Index, which is intended to provide a performance benchmark for large cap, blue chip companies within the S&P 500® Index that have followed a managed dividends policy of consistently increasing dividends every year for at least 25 years, while also seeking greater stability than and a reduction in the overall risk level relative to the S&P 500® Dividend Aristocrats Total Return Index (the “Base Index”). The S&P 500® Dividend Aristocrats Daily Risk Control 8% Excess Return Index utilizes an 8% volatility target and dynamically adjusts the exposure to the Base Index based on its observed historical volatility. For additional information about the S&P 500® Dividend Aristocrats Daily Risk Control 8% Excess Return Index, see the information set forth in this term sheet under “The S&P 500® Dividend Aristocrats Daily Risk Control 8% Excess Return Index” and in the accompanying underlying supplement no. 7-I under “The S&P 500® Dividend Aristocrats Daily Risk Control Excess Return Indices.”
•	TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” and in particular the subsection thereof entitled “—Notes Treated as Contingent Payment Debt Instruments” in the accompanying product supplement no. 6-I. In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will be required to accrue as interest income original issue discount on your notes in each taxable year at the comparable yield, as determined by us, although we will not make any payment with respect to the notes until maturity. Upon sale or exchange (including redemption at maturity), you generally will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted tax basis in the note. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes’ adjusted issue price.

The discussion in the preceding paragraph, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” (and in particular the subsection thereof entitled “—Notes Treated as Contingent Payment Debt Instruments”) in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

•	COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on January 31, 2012 and we had determined the comparable yield on that date, it would have been an annual rate of 3.08%, compounded semiannually. The actual comparable yield that we will determine for the notes may be more or less than 3.08%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual Additional Amount, if any, that we will pay on the notes.
JPMorgan Structured Investments —	TS-2
Notes Linked to the S&P 500® Dividend Aristocrats Daily Risk Control 8% Excess Return Index

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the equity securities underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 6-I dated November 14, 2011 and the “Risk Factors” section of the accompanying underlying supplement no. 7-I dated February 1, 2012.

•	MARKET RISK — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES PLUS THE MINIMUM AMOUNT AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE.
•	THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT PLUS THE MINIMUM AMOUNT AT MATURITY — You may receive a lower payment at maturity than you would have received if you had invested directly in the Index, the equity securities underlying the Index or contracts relating to the Index. If the Ending Index Level does not exceed the Initial Index Level, you will receive a payment at maturity of $1,000 plus the Minimum Amount of $50.00* per $1,000 principal amount note. This will be true even if the level of the Index was higher than the Initial Index Level at some time during the term of the notes but falls below the Initial Index Level on the Observation Date.
*The actual Minimum Amount will be set on the pricing date and will not be less than $50.00 per $1,000 principal amount note.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging activities or other trading activities of ours or other affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.
•	OUR AFFILIATE, JPMS, HELPED DEVELOP THE S&P 500® DIVIDEND ARISTOCRATS DAILY RISK CONTROL 8% EXCESS RETURN INDEX — JPMS, one of our affiliates, worked with S&P in developing the guidelines and policies governing the composition and calculation of the Index. Although judgments, policies and determinations concerning the Index were made by JPMS, JPMorgan Chase & Co., as the parent company of JPMS, ultimately controls JPMS.

In addition, the policies and judgments for which JPMS was responsible could have an impact, positive or negative, on the level of the Index and the value of your notes. JPMS is under no obligation to consider your interests as an investor in the notes in its role in developing the guidelines and policies governing the Index or making judgments that may affect the level of the Index. Furthermore, the inclusion of equity securities in the Index is not an investment recommendation by us or JPMS of the equity securities underlying the Index.

•	JPMS AND ITS AFFILIATES MAY HAVE PUBLISHED RESEARCH, EXPRESSED OPINIONS OR PROVIDED RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS, OR RECOMMENDATIONS COULD AFFECT THE MARKET VALUE OF THE NOTES — JPMS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMS and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the equity securities underlying the Index.
•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Affect the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

JPMorgan Structured Investments —	TS-3
Notes Linked to the S&P 500® Dividend Aristocrats Daily Risk Control 8% Excess Return Index

•	THE INDEX MAY BE PARTIALLY UNINVESTED, WHICH WILL RESULT IN A PORTION THE INDEX REFLECTING NO RETURN — The Index represents a portfolio consisting of the Base Index and a borrowing cost component accruing interest based on a synthetically rolling 3-month bond, with reference to the 2-month and 3-month U.S. LIBOR rates. The Index dynamically adjusts its exposure to the Base Index based on the Base Index’s observed historical volatility. The Index’s exposure to the Base Index will decrease, or deleverage, when historical volatility causes the risk level of the Base Index to reach a high threshold. If, at any time, the Index exhibits low exposure to the Base Index and the Base Index subsequently appreciates significantly, the Index will not participate fully in this appreciation. Under these circumstances, the Additional Amount, if any, payable on the notes may be less than the amount you would have received by investing the same principal amount directly in the Base Index or in the securities underlying the Base Index.
•	THE INDEX IS SUBJECT TO SHORT-TERM MONEY MARKET FUND BORROWING COSTS — As an “excess return” index, the Index calculates the return on a leveraged or deleveraged investment with an increased or decreased exposure to the Base Index where the investment was made through the use of borrowed funds. Thus the return of the Index will be equal to the leveraged or deleveraged return of the Base Index less the associated borrowing costs. Accordingly, the level of the Index will be subject to short-term money market fund borrowing costs and will not include the “total return” feature or cash component of a “total return” index, which would represent a funded position in the Base Index.
•	THE INDEX MAY NOT BE SUCCESSFUL, MAY NOT OUTPERFORM THE BASE INDEX AND MAY NOT ACHIEVE ITS TARGET VOLATILITY — The Index employs a mathematical algorithm intended to control the level of risk of the Base Index by establishing a specific volatility target and dynamically adjusting the exposure to the Base Index based on its observed historical volatility. No assurance can be given that the volatility strategy will be successful or that the Index will outperform the Base Index or any alternative strategy that might be employed to reduce the level of risk of the Base Index. We also can give you no assurance that the Index will achieve its target volatility of 8%.
•	THE INDEX HAS A LIMITED HISTORY AND MAY PERFORM IN UNEXPECTED WAYS — The Index began publishing on August 25, 2010 and, therefore, has a limited history. S&P has calculated the returns that hypothetically might have been generated had the Index existed in the past, but those calculations are subject to many limitations. Such hypothetical calculations do not reflect actual trading, liquidity constraints, fees and other costs. In addition, the models used to calculate these hypothetical returns are based on certain data, assumptions and estimates. Different models or models using different data, assumptions or estimates might result in materially different hypothetical performance. Regardless of the hypothetical and historical performance of the Index, the Ending Index Level may be lower than or equal to the Initial Index Level, which would limit your payment at maturity to $1,000 plus the Minimum Amount for each $1,000 principal amount note.
•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive any interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities underlying the Index would have.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — In addition to the Index closing level on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
•	the actual and expected volatility in the Index;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory and judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
JPMorgan Structured Investments —	TS-4
Notes Linked to the S&P 500® Dividend Aristocrats Daily Risk Control 8% Excess Return Index

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table and examples illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performances for the Index Return from -80% to +80% and assume a Participation Rate of 100%, an Initial Index Level of 1300 and a Minimum Amount of $50.00 per $1,000 principal amount note. The actual Participation Rate will be set on the pricing date and will be not be less than 100%. The actual Minimum Amount will be set on the pricing date and will not be less than $50.00 per $1,000 principal amount note.

The following results are based solely on the hypothetical examples cited. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payments at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Index Return × Participation Rate (100%)	Additional Amount		Principal		Payment at Maturity
2340.00	80.00%	80.00%	$800.00	+	$1,000.00	=	$1,800.00
2210.00	70.00%	70.00%	$700.00	+	$1,000.00	=	$1,700.00
2080.00	60.00%	60.00%	$600.00	+	$1,000.00	=	$1,600.00
1950.00	50.00%	50.00%	$500.00	+	$1,000.00	=	$1,500.00
1820.00	40.00%	40.00%	$400.00	+	$1,000.00	=	$1,400.00
1690.00	30.00%	30.00%	$300.00	+	$1,000.00	=	$1,300.00
1560.00	20.00%	20.00%	$200.00	+	$1,000.00	=	$1,200.00
1495.00	15.00%	15.00%	$150.00	+	$1,000.00	=	$1,150.00
1430.00	10.00%	10.00%	$100.00	+	$1,000.00	=	$1,100.00
1365.00	5.00%	5.00%	$50.00	+	$1,000.00	=	$1,050.00
1332.50	2.50%	2.50%	$50.00	+	$1,000.00	=	$1,050.00
1300.00	0.00%	0.00%	$50.00	+	$1,000.00	=	$1,050.00
1235.00	-5.00%	N/A	$50.00	+	$1,000.00	=	$1,050.00
1170.00	-10.00%	N/A	$50.00	+	$1,000.00	=	$1,050.00
1105.00	-15.00%	N/A	$50.00	+	$1,000.00	=	$1,050.00
1040.00	-20.00%	N/A	$50.00	+	$1,000.00	=	$1,050.00
910.00	-30.00%	N/A	$50.00	+	$1,000.00	=	$1,050.00
780.00	-40.00%	N/A	$50.00	+	$1,000.00	=	$1,050.00
650.00	-50.00%	N/A	$50.00	+	$1,000.00	=	$1,050.00
520.00	-60.00%	N/A	$50.00	+	$1,000.00	=	$1,050.00
390.00	-70.00%	N/A	$50.00	+	$1,000.00	=	$1,050.00
260.00	-80.00%	N/A	$50.00	+	$1,000.00	=	$1,050.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1300 to an Ending Index Level of 1560. Because the Ending Index Level of 1560 is greater than the Initial Index Level of 1300 and $1,000 × the Index Return of 20% × the Participation Rate of 100% is greater than the Minimum Amount of $50.00, the Additional Amount is equal to $200 and the payment at maturity is equal to $1,200 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × [(1560-1300)/1300] × 100%) = $1,200

Example 2: The level of the Index increases from the Initial Index Level of 1300 to an Ending Index Level of 1332.50. Because the Ending Index Level of 1332.50 is greater than the Initial Index Level of 1300 and $1,000 × the Index Return of 2.50% × the Participation Rate of 100% is less than the Minimum Amount of $50.00, the additional Amount is equal to the Minimum Amount of $50.00, and the final payment at maturity is equal to $1,050 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Initial Index Level of 1300 to an Ending Index Level of 1040. Because the Ending Index Level of 1040 is less to the Initial Index Level of 1300, the Additional Amount is equal to the Minimum Amount of $50.00, and the final payment at maturity is equal to $1,050 per $1,000 principal amount note.

JPMorgan Structured Investments —	TS-5
Notes Linked to the S&P 500® Dividend Aristocrats Daily Risk Control 8% Excess Return Index

The following graph demonstrates the hypothetical total return on the notes at maturity for a subset of the Index Returns detailed in the table on the previous page (-30% to 40%). The numbers appearing in the graph have been rounded for ease of analysis.

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

Hypothetical Back-tested Data and Historical Information

The following graph sets forth the hypothetical performance of the Index based on the hypothetical back-tested weekly Index closing levels from January 5, 2007 through August 20, 2010 and the historical performance of the Index based on the Index closing levels from August 27, 2010 through January 27, 2012. The Index was established on August 25, 2010. The Index closing level on January 31, 2012 was 1306.82. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The hypothetical back-tested and historical values of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing levels on the pricing date or the Observation Date. The data for the hypothetical back-tested performance of the Index set forth in the following graph were calculated on materially the same basis on which the performance of the Index is now calculated but does not represent the actual historical performance of the Index.

The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. No representation is made that an investment in the notes will or is likely to achieve returns similar to those shown.

JPMorgan Structured Investments —	TS-6
Notes Linked to the S&P 500® Dividend Aristocrats Daily Risk Control 8% Excess Return Index

Alternative modeling techniques or assumptions would produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth above. Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information that forms part of the information contained in the chart above.

JPMorgan Structured Investments —	TS-7
Notes Linked to the S&P 500® Dividend Aristocrats Daily Risk Control 8% Excess Return Index